Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	March 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash	$97,002	$74,701
Accounts receivable	314,363	310,204
Inventory	31,754	31,718
Income tax recoverable	1,238	1,142
Total current assets	444,357	417,765
Non-current assets:
Deferred tax assets	4,260	4,724
Right of use assets	68,266	66,142
Property, plant and equipment	2,825,129	2,749,463
Intangibles	30,562	31,746
Total non-current assets	2,928,217	2,852,075
Total assets	$3,372,574	$3,269,840

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$199,137	$199,478
Income taxes payable	5,081	4,142
Current portion of lease obligation	13,192	12,449
Total current liabilities	217,410	216,069

Non-current liabilities:
Share-based compensation (Note 9)	1,769	8,830
Provisions and other	10,862	9,959
Lease obligation	56,839	54,980
Long-term debt (Note 7)	1,504,969	1,427,181
Deferred tax liabilities	23,339	25,389
Total non-current liabilities	1,597,778	1,526,339
Shareholders’ equity:
Shareholders’ capital (Note 10)	2,291,134	2,296,378
Contributed surplus	67,878	66,255
Deficit	(974,733)	(969,456)
Accumulated other comprehensive income (Note 12)	173,107	134,255
Total shareholders’ equity	1,557,386	1,527,432
Total liabilities and shareholders’ equity	$3,372,574	$3,269,840

Subsequent events (Note 7)

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2020	2019

Revenue (Note 3)	$379,484	$434,043
Expenses:
Operating	248,227	288,608
General and administrative	19,535	31,030
Restructuring (Note 6)	9,818	6,438
Earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, gain on asset disposals and depreciation and amortization	101,904	107,967
Depreciation and amortization	82,914	86,753
Gain on asset disposals	(3,609)	(35,050)
Impairment reversal	—	(5,810)
Foreign exchange	2,691	(2,123)
Finance charges (Note 8)	27,580	31,303
Gain on repurchase of unsecured senior notes	(850)	(313)
Earnings (loss) before income taxes	(6,822)	33,207
Income taxes:
Current	1,059	1,610
Deferred	(2,604)	6,583
	(1,545)	8,193
Net earnings (loss)	$(5,277)	$25,014
Net earnings (loss) per share: (Note 11)
Basic	$(0.02)	$0.09
Diluted	$(0.02)	$0.08

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2020	2019
Net earnings (loss)	$(5,277)	$25,014
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	157,008	(48,518)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	(118,156)	39,014
Comprehensive income	$33,575	$15,510

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2020	2019
Cash provided by (used in):
Operations:
Net earnings (loss)	$(5,277)	$25,014
Adjustments for:
Long-term compensation plans	(703)	7,312
Depreciation and amortization	82,914	86,753
Gain on asset disposals	(3,609)	(35,050)
Impairment reversal	—	(5,810)
Foreign exchange	2,872	(2,238)
Finance charges	27,580	31,303
Income taxes	(1,545)	8,193
Other	60	122
Gain on repurchase of unsecured senior notes	(850)	(313)
Income taxes paid	(820)	(337)
Income taxes recovered	—	1,071
Interest paid	(19,495)	(20,233)
Interest received	190	206
Funds provided by operations	81,317	95,993
Changes in non-cash working capital balances	(6,364)	(55,406)
	74,953	40,587
Investments:
Purchase of property, plant and equipment	(11,485)	(70,962)
Purchase of intangibles	(57)	(438)
Proceeds on sale of property, plant and equipment	5,690	57,877
Changes in non-cash working capital balances	(3,526)	(3,263)
	(9,378)	(16,786)
Financing:
Repurchase of unsecured senior notes	(40,554)	(16,672)
Share repurchase	(5,244)	—
Lease payments	(1,728)	(1,672)
Debt amendment fees	(21)	—
	(47,547)	(18,344)
Effect of exchange rate changes on cash and cash equivalents	4,273	(1,053)
Increase in cash and cash equivalents	22,301	4,404
Cash and cash equivalents, beginning of period	74,701	96,626
Cash and cash equivalents, end of period	$97,002	$101,030

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (Note 12)	Deficit	Total equity
Balance at January 1, 2020	$2,296,378	$66,255	$134,255	$(969,456)	$1,527,432
Net loss for the period	—	—	—	(5,277)	(5,277)
Other comprehensive income for the period	—	—	38,852	—	38,852
Share repurchases	(5,244)	—	—	—	(5,244)
Share-based compensation reclassification (Note 9)	—	(1,498)	—	—	(1,498)
Share-based compensation expense (Note 9)	—	3,121	—	—	3,121
Balance at March 31, 2020	$2,291,134	$67,878	$173,107	$(974,733)	$1,557,386

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at January 1, 2019	$2,322,280	$52,332	$162,014	$(978,874)	$1,557,752
Lease transition adjustment	—	—	—	2,800	2,800
Net earnings for the period	—	—	—	25,014	25,014
Other comprehensive loss for the period	—	—	(9,504)	—	(9,504)
Share-based compensation expense (Note 9)	—	3,103	—	—	3,103
Balance at March 31, 2019	$2,322,280	$55,435	$152,510	$(951,060)	$1,579,165

See accompanying notes to condensed interim consolidated financial statements.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (“Precision” or the “Corporation”) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is Suite 800, 525 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

The condensed interim consolidated financial statements do not include all information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2019.

These condensed interim consolidated financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2019.

These condensed interim consolidated financial statements were approved by the Board of Directors on April 29, 2020.

(b) Use of Estimates and Judgements

The preparation of the condensed interim consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the condensed interim consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes.

Significant estimates and judgements used in the preparation of these condensed interim consolidated financial statements remained unchanged from those disclosed in the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2019. As described in Note 2(c), due to the outbreak of the novel coronavirus (“COVID-19”) and the resulting impact on the economy and in particular the prices of oil and natural gas, the estimates and judgements used to prepare these financial statements were subject to a higher degree of measurement uncertainty.

(c) Impact of COVID-19

In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. Governments worldwide, including those countries in which Precision operates, have enacted emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused a material disruption to businesses globally resulting in an economic slowdown and decreased demand for oil. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions; however, the success of these interventions is not yet determinable. In response to the dramatic reduction in demand, governments of oil-producing nations and national oil companies are working together to limit supply, but to date in 2020 there has been a significant decline in the global price of oil. The current challenging economic climate may have significant adverse impacts on the Corporation including, but not limited to, substantial reductions in revenue and cash flows, increased risk of non-payment of accounts receivable and future impairments of property, plant and equipment and intangible assets.

The situation remains dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect on the Corporation is not known at this time. Estimates and judgements made by management in the preparation of these financial statements are increasingly difficult and subject to a higher degree of measurement uncertainty during this volatile period.

NOTE 3. Revenue

(a)	Disaggregation of revenue

The following table includes a reconciliation of disaggregated revenue by reportable segment (Note 4). Revenue has been disaggregated by primary geographical market and type of service provided.

Three Months Ended March 31, 2020	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$131,544	$26,036	$—	$(728)	$156,852
United States	161,954	7,627	—	—	169,581
International	53,051	—	—	—	53,051
	$346,549	$33,663	$—	$(728)	$379,484

Day rate/hourly services	$329,110	$33,663	$—	$(226)	$362,547
Shortfall payments/idle but contracted	6,793	—	—	—	6,793
Turnkey drilling services	1,068	—	—	—	1,068
Directional services	7,127	—	—	—	7,127
Other	2,451	—	—	(502)	1,949
	$346,549	$33,663	$—	$(728)	$379,484

Three Months Ended March 31, 2019	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$105,919	$51,403	$—	$(980)	$156,342
United States	225,548	4,416	—	(60)	229,904
International	47,797	—	—	—	47,797
	$379,264	$55,819	$—	$(1,040)	$434,043

Day rate/hourly services	$362,696	$55,819	$—	$(119)	$418,396
Shortfall payments/idle but contracted	4,179	—	—	—	4,179
Turnkey drilling services	305	—	—	—	305
Directional services	9,646	—	—	—	9,646
Other	2,438	—	—	(921)	1,517
	$379,264	$55,819	$—	$(1,040)	$434,043

(b)	Seasonality

Precision has operations that are carried on in Canada which represent approximately 41% (2019 - 36%) of consolidated revenue for the three months ended March 31, 2020 and 33% (2019 - 34%) of consolidated total assets as at March 31, 2020. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

NOTE 4. SEGMENTED INFORMATION

The Corporation has two reportable operating segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental and camp and catering services. The Corporation provides services primarily in Canada, the United States and certain international locations.

Three Months Ended March 31, 2020	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$346,549	$33,663	$—	$(728)	$379,484
Operating earnings (loss)	37,851	(309)	(14,943)	—	22,599
Depreciation and amortization	75,724	4,283	2,907	—	82,914
Gain on asset disposals	(2,842)	(739)	(28)	—	(3,609)
Total assets	3,086,849	151,141	134,584	—	3,372,574
Capital expenditures	10,015	1,415	112	—	11,542

Three Months Ended March 31, 2019	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$379,264	$55,819	$—	$(1,040)	$434,043
Operating earnings (loss)	81,267	5,624	(24,817)	—	62,074
Depreciation and amortization	77,999	4,949	3,805	—	86,753
Loss (gain) on asset disposals	(35,001)	(56)	7	—	(35,050)
Impairment reversal	(5,810)	—	—	—	(5,810)
Total assets	3,282,591	186,971	162,166	—	3,631,728
Capital expenditures	70,385	662	353	—	71,400

A reconciliation of operating earnings to earnings (loss) before taxes is as follows:

	Three Months Ended March 31,
	2020	2019
Total segment operating earnings	$22,599	$62,074
Add (deduct):
Foreign exchange	2,691	(2,123)
Finance charges	27,580	31,303
Gain on repurchase of unsecured senior notes	(850)	(313)
Earnings (loss) before taxes	$(6,822)	$33,207

NOTE 5. IMPAIRMENT

At each reporting period, Precision reviews the carrying value of its long-lived assets for indications of impairment. Due to the global economic slowdown and significant commodity price reductions in the first quarter of 2020, the Corporation identified indications of impairment in each of its cash-generating units (CGU) at March 31, 2020. Accordingly, the Corporation tested all CGUs for impairment as at March 31, 2020.

In performing its impairment tests, the Corporation used a value-in-use approach. Projected cash flows covered a five-year period and were based on future expected outcomes taking into account existing term contracts, past experience and management’s expectation of future market conditions. The primary source of cash flow information was the Corporation’s budget and strategic plan, developed based on benchmark commodity prices and industry supply-demand fundamentals.

At March 31, 2020, the Corporation completed impairment tests for each CGU and no impairment charges were identified.

There is risk that impairment charges may be required in future periods due to the volatility and uncertainty of the economy and commodity price environment. Increasing costs of capital combined with declining activity levels could result in material asset impairments. However, recently announced government economic stimulus programs and recent moves by certain oil-producing countries to restrict supply may provide stability to the energy sector. The outcome of future impairment tests cannot be predicted with any certainty and will be impacted by the assumptions and estimates based on market conditions at that time.

NOTE 6. RESTRUCTURING

During the first quarter of 2020, Precision incurred restructuring charges of $10 million (2019 - $6 million). These charges are comprised of severance, as the Corporation aligned its cost structure to reflect reduced global activity, and certain costs associated with the shutdown of directional drilling operations in the United States.

NOTE 7. LONG-TERM DEBT

	March 31,		December 31,		March 31,	December 31,
	2020		2019		2020	2019
Senior Credit Facility	US$	—	US$	—	$—	$—
Unsecured senior notes:
6.5% senior notes due 2021		65,625		90,625	92,372	117,678
7.75% senior notes due 2023		344,845		344,845	485,394	447,792
5.25% senior notes due 2024		303,097		307,690	426,630	399,545
7.125% senior notes due 2026		367,643		369,735	517,483	480,112
	US$	1,081,210	US$	1,112,895	1,521,879	1,445,127
Less net unamortized debt issue costs					(16,910)	(17,946)
					$1,504,969	$1,427,181

	Senior Credit Facility	Unsecured senior notes	Debt issue cost	Total
Balance December 31, 2019	$—	$1,445,127	$(17,946)	$1,427,181
Changes from financing cash flows:
Repurchase of unsecured senior notes	—	(40,554)	—	(40,554)
	—	1,404,573	(17,946)	1,386,627
Gain on repurchase of unsecured senior notes	—	(850)	—	(850)
Amortization of debt issue costs	—	—	1,036	1,036
Foreign exchange adjustment	—	118,156	—	118,156
Balance at March 31, 2020	$—	$1,521,879	$(16,910)	$1,504,969

During the first quarter of 2020, Precision redeemed US$25 million principal amount of its 6.50% unsecured senior notes due 2021 and repurchased and cancelled US$2 million of the 7.125% unsecured senior notes due 2026 and US$5 million of the 5.25% unsecured senior notes due 2024.

At March 31, 2020, Precision was in compliance with the covenants of the senior credit facility.

Long-term debt obligations at March 31, 2020 will mature as follows:

2021	$92,372
2023	485,394
Thereafter	944,113
$1,521,879

Subsequent event

On April 9, 2020 we agreed with the lenders of our Senior Credit Facility to reduce the consolidated Covenant EBITDA to consolidated interest expense coverage ratio for the most recent four consecutive quarters from the greater than or equal to 2.5:1 to 2.0:1 for the period ending September 30, 2020, 1.75:1 for the period ending December 31, 2020, 1.25:1 for the periods ending March 31, June 30 and September 30, 2021, 1.75:1, for the period ending December 31, 2021, 2.0:1 for the period ending March 31, 2022 and 2.5:1 for periods ending thereafter.

During the covenant relief period, Precision’s distributions in the form of dividends, distributions and share repurchases are restricted to a maximum of US$15 million in 2020 and US$25 million in each of 2021 and 2022, subject to a pro forma senior net leverage ratio (as defined in the credit agreement) of less than or equal to 1.75:1.

In addition, during 2021, the North American and acceptable secured foreign assets must directly account for at least 65% of consolidated Covenant EBITDA calculated quarterly on a rolling twelve-month basis, increasing to 70% thereafter. Precision also has the option to voluntarily terminate the covenant relief period prior to its March 31, 2022 end date.

The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

In addition, the Senior Credit Facility contains certain covenants that place restrictions on our ability to incur or assume additional indebtedness; dispose of assets; change our primary business; incur liens on assets; engage in transactions with affiliates; enter into mergers, consolidations or amalgamations; and enter into speculative swap agreements.

NOTE 8. FINANCE CHARGES

	Three Months Ended March 31,
	2020	2019
Interest:
Long-term debt	$25,610	$29,183
Lease obligations	930	852
Other	—	110
Income	(148)	(183)
Amortization of debt issue costs and loan commitment fees	1,188	1,341
Finance charges	$27,580	$31,303

NOTE 9. SHARE-BASED COMPENSATION PLANS

Liability Classified Plans

	Restricted Share Units (a)	Performance Share Units (a)	Non-Management Directors’ DSUs (b)	Total
December 31, 2019	$7,318	$2,858	$3,336	$13,512
Expensed during the period	(2,387)	(1,482)	(2,524)	(6,393)
Payments and redemptions	(3,527)	(527)	—	(4,054)
March 31, 2020	$1,404	$849	$812	$3,065

Current	$1,008	$288	$—	$1,296
Long-term	396	561	812	1,769
	$1,404	$849	$812	$3,065

(a) Restricted Share Units and Performance Share Units

A summary of the activity under the restricted share unit (RSUs) and the performance share unit (PSUs) plans are presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2019	6,338,063	3,335,350
Granted	7,173,200	9,959,300
Redeemed	(2,082,800)	(445,672)
Forfeited	(54,655)	(139,228)
March 31, 2020	11,373,808	12,709,750

(b) Non-Management Directors – Deferred Share Unit Plan

A summary of the activity under the non-management director deferred share unit plan is presented below:

Outstanding
December 31, 2019 and March 31, 2020	1,792,254

Equity Settled Plans

(c) Non-Management Directors

Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units were granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director's retirement. A summary of the activity under this share-based incentive plan is presented below:

Outstanding
December 31, 2019 and March 31, 2020	93,173

(d) Option Plan

A summary of the activity under the option plan is presented below:

Canadian share options	Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Exercisable
December 31, 2019	4,021,584	$4.35	—	14.31	$7.29	3,569,069
Forfeited	(785,350)	9.02	—	9.02	9.02
March 31, 2020	3,236,234	$4.35	—	14.31	$6.87	3,072,824

U.S. share options	Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Exercisable
December 31, 2019	6,363,050	$2.56	—	9.18	$4.67	4,348,824
Forfeited	(414,800)	8.99	—	8.99	8.99
March 31, 2020	5,948,250	$2.56	—	9.18	$4.36	5,010,929

Included in net earnings for the three months ended March 31, 2020 is an expense of $0.4 million (2019 - $1 million).

(e) Executive Performance Share Units

Precision granted PSUs to certain senior executives with the intention of settling them in voting shares of the Corporation either issued from treasury or purchased in the open market. These PSUs vest over a three-year period and incorporate performance criteria established at the date of grant that can adjust the number of performance share units available for settlement from zero to two times the amount originally granted. A summary of the activity under this share-based incentive plan is presented below:

	Outstanding	Weighted Fair Value
December 31, 2019	7,376,900	$4.98
Redeemed	(903,680)	6.03
Forfeited	(225,920)	6.01
March 31, 2020	6,247,300	$4.80

During the first quarter of 2020, pursuant to the omnibus equity incentive plan, Precision elected to cash-settle vested Executive PSUs. Precision reclassified $1 million of previously expensed share-based compensation charges to establish a financial liability that was subsequently settled during the quarter.

Included in net earnings for the three months ended March 31, 2020 is an expense of $3 million (2019 - $2 million).

NOTE 10. SHAREHOLDERS’ CAPITAL

Common shares	Number	Amount

Balance December 31, 2019	277,299,804	$2,296,378
Share repurchase	(3,076,127)	$(5,244)
Balance at March 31, 2020	274,223,677	$2,291,134

During the third quarter of 2019, the Toronto Stock Exchange (“TSX”) approved Precision’s application to implement a Normal Course Issuer Bid (“NCIB”). Under the terms of the NCIB, Precision may purchase and cancel up to a maximum of 29,170,887 common shares, representing 10% of the public float of common shares at the time the NCIB was approved. The NCIB commenced on August 27, 2019 and will terminate no later than August 26, 2020. Purchases under the NCIB were made through the facilities of the TSX and the New York Stock Exchange and in accordance with applicable regulatory requirements at a price per common share representative of the market price at the time of acquisition. A total of 19 million common shares have been purchased and cancelled since the inception of the NCIB.

NOTE 11. PER SHARE AMOUNTS

The following tables reconcile the net earnings (loss) and weighted average shares outstanding used in computing basic and diluted net earnings (loss) per share:

	Three Months Ended March 31,
	2020	2019
Net earnings (loss) - basic and diluted	$(5,277)	$25,014

	Three Months Ended March 31,
(Stated in thousands)	2020	2019
Weighted average shares outstanding – basic	275,427	293,782
Effect of stock options and other equity compensation plans	—	6,419
Weighted average shares outstanding – diluted	275,427	300,201

NOTE 12. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized Foreign Currency Translation Gains	Foreign Exchange Loss on Net Investment Hedge	Accumulated Other Comprehensive Income
December 31, 2019	$509,582	$(375,327)	$134,255
Other comprehensive income (loss)	157,008	(118,156)	38,852
March 31, 2020	$666,590	$(493,483)	$173,107

NOTE 13. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of the unsecured senior notes at March 31, 2020 was approximately $647 million (December 31, 2019 – $1,428 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statement of financial position are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk-free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.